UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 0-29948

STARFIELD RESOURCES INC.
(Translation of registrant’s name into English)

420-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the Period Ended February 29, 2004

99.2	Confirmation of Mailing for the Period Ended February 29, 2004

99.3	News Release dated July 19, 2004

99.4	News Release dated July 22, 2004

99.5	News Release dated July 27, 2004

99.6	Interim Financial Statements for the Period Ended May 31, 2004

99.7	Management Discussion and Analysis for the Period Ended May 31, 2004

99.8	Form 52-109FT2 - Certification of Chief Executive Officer for the Period Ended May 31, 2004

99.9	Form 52-109FT2 - Certification of Chief Financial Officer for the Period Ended May 31, 2004

99.10	Confirmation of Mailing for the Period Ended May 31, 2004

99.11	News Release dated August 10, 2004

99.12	News Release dated August 13, 2004

99.13	News Release dated August 16, 2004

99.14	News Release dated August 18, 2004

99.15	News Release dated August 23, 2004

99.16	Advanced Notice of Annual and Special Meeting of Shareholders

99.17	Notice of Annual and Special Meeting of Shareholders

99.18	Information Circular for Annual and Special Meeting of Shareholders

99.19	Form of Proxy for Annual and Special Meeting of Shareholders

99.20	Return Card for Annual and Special Meeting of Shareholders

99.21	Letter of Confirmation of Annual and Special Meeting of Shareholders Materials

99.22	News Release dated August October 18, 2004

99.23	Interim Financial Statements for the Period Ended August 31, 2004

99.24	Management Discussion and Analysis for the Period Ended August 31, 2004

99.25	Form 52-109FT2 - Certification of Chief Executive Officer for the Period Ended August 31, 2004

99.26	Form 52-109FT2 - Certification of Chief Financial Officer for the Period Ended August 31, 2004

99.27	Confirmation of Mailing for the Period Ended August 31, 2004

99.28	News Release dated November 3, 2004

99.29	News Release dated November 18, 2004

99.30	News Release dated November 22, 2004

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.

Dated:	November 30, 2004	By:	/s/ Glen Indra
Glen Indra
Director